VIA EDGAR

October 13, 2017

Mr. Tom Kluck

Ms. Folake Ayoola

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Plymouth Industrial REIT, Inc.
Registration Statement on Form S-11 (File No. 333-220927)

Dear Mr. Kluck and Ms. Ayoola:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of Plymouth Industrial REIT, Inc. that the effective date of the Registration Statement be accelerated so that it will be declared effective at 4:00 p.m. Eastern Time on October 17, 2017, or as soon as practicable thereafter.

Pursuant to Rule 460 under the Act, please be advised that we and the other underwriters have distributed approximately 2,500 copies of the Preliminary Prospectus dated October 12, 2017, included in the above referenced Registration Statement through the date hereof to prospective underwriters, institutional investors, dealers and others.

The undersigned advise that we have complied and will continue to comply, and that we have been informed by the participating underwriters and dealers that they have complied and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

D.A. DAVIDSON & CO.

As Representative of the several Underwriters

By: /s/ Marge Sitzmann

Name: Marge Sitzmann

Title: Managing Director